UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date May 19, 2010	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT
SUPPLEMENTARY ANNOUNCEMENT FOR 2009 ANNUAL REPORT

This announcement is made by the Company pursuant to Rule 13.09(1) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The full text and the summary of 2009 Annual Report (formulated pursuant to People’s Republic of China Generally Accepted Accounting Principles) of China Eastern Airlines Corporation Limited (the “Company”) were published on the designated newspapers and websites on 20 April 2010. The Company is now making the following supplementary explanations to relevant issues after the subsequent review made by the Shanghai Stock Exchange:

1.	The aircraft introduction program of Shanghai Airlines in 2010

In 2010, Shanghai Airlines Co., Ltd (“Shanghai Airlines”) will introduce six aircraft as originally planned, including the purchase of three A321 aircraft, one B737-700 aircraft, one B737-800 aircraft and the operating lease of one B737-800 aircraft.

2.	The operating position and the main reasons for losses of Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited during the reporting period

Shanghai Pratt & Whitney Aircraft Engine Maintenance Company Limited (“Shanghai P&W”) is a Sino-foreign joint venture established by United Technologies International Corporation and the Company on 6 November 2007 in Shanghai with its approved operating scope including: the development and the provision of repair, maintenance and overhaul services of aircraft engines and its related parts. Shanghai P&W originally planned to commence operations in June 2009, which did not take place until the fourth quarter of 2009 due to the delay in construction and inspection, causing its actual volume of business for the whole year lower than expected. Other costs such as fixed assets depreciation, amortization of intangible assets, amortization of long-term deferred expenses and labor costs were all incurred as planned. Accordingly, the amount of loss in 2009 was increased. In the first quarter of 2010, the volume of business of Shanghai P&W had a substantial increase as compared to the fourth quarter of 2009.

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3.	The impact on the fair value of derivatives of fuel and the results of operations of the Company caused by the fluctuation in aviation fuel price

Based  on  the  number  of  contracts  and  the  price  levels  of  the  Company  as  of  31 December 2009, taking the key assumptions including forward curve and fluctuation rate of oil price on the futures market adopted when the Company assessed the fair value as of 31 December 2009 as a premise and taking account of the factor of the reduction of the remaining maturity of the contracts, the sensitivity analysis to the fair value of hedging contracts of crude oil of the Company is as follows:

If the oil price decreases by 10%, 20% and 30% respectively as compared to the closing price on 31 December 2009, the fair value loss on 31 December 2010 will decrease by RMB580 million, decrease by RMB320 million and increase by RMB82 million respectively as compared to the fair value loss on 31 December 2009;

If the oil price increases by 10%, 20% and 30% respectively as compared to the closing price on 31 December 2009, the fair value loss on 31 December 2010 will decrease by RMB850 million, decrease by RMB900 million and decrease by RMB940 million respectively as compared to the fair value loss on 31 December 2009. The above change in fair value will affect the profit or loss as well as the financial position for year 2010.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Wu Baiwang	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
19 May 2010

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